UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

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Commission File Number: 001-32371

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SINOVAC BIOTECH LTD.

No. 39 Shangdi Xi Rd, Haidian District

Beijing 100085, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Sven H. Borho
Name:	Mr. Sven H. Borho
Title:	Director & Chair of Audit Committee

Date: November 5, 2025

Exhibit Index

Exhibit 99.1	Press Release – SINOVAC Announces Appointment of Independent Auditor

2